JOINT MEDIA RELEASE

Simandou South: Signature of the Investment Framework Marks a Significant Move Forward

Conakry – 26 May 2014

Today in Conakry, the Government of Guinea and its partners, Rio Tinto, Chinalco and the IFC, signed the Investment Framework (“IF”) for blocks 3 and 4 of Simandou, the Project, which will be the largest combined iron ore and infrastructure project ever developed in Africa, providing Guinea with the opportunity to reap the benefits of its rich mineral wealth and transform its wider economy.

The signing marks a significant milestone and provides the legal and commercial foundation for the project. It also allows the project to move towards realizing the opportunities it presents for Guinea and all the shareholders.

Within the coming days, the Government of Guinea will submit the IF for the consideration of the Guinean National Assembly in order to seek its ratification. Once ratified the project partners will finalize, within approximately one year from ratification, the Bankable Feasibility Study which will confirm all the project parameters including cost and timeline.

In parallel, the parties, under the leadership of Rio Tinto, are working together to assemble a consortium of investors who will finance, build and own the multi-user 650km railway and deep-water port infrastructure within the agreed timeframe and along procedures laid down by the Bankable Feasibility Study and involving all parties.

When fully operational, the project has the potential to double the country’s current GDP. The project will create significant employment and, at full capacity, will stimulate an estimated 45,000 jobs throughout the economy. It will also induce subcontracting and procurement activities. New and upgraded roads and the development of fibre and wireless communications will underpin indirect economic development for communities along the infrastructure route (“Southern Growth Corridor”).

President of the Republic of Guinea Alpha Condé said: “With massive infrastructure investment, this Project is of critical importance for the people of Guinea. It’s a nationwide priority that goes beyond the mines and far beyond our generations. With transparent and fair deals, our mining sector has the potential to be a game changer for Guinea. This Project also represents a symbol of our continent’s tremendous efforts to meet its infrastructure challenges and build inclusive growth”.

State Minister of Mines and Geology of the Republic of Guinea Kerfalla Yansané said: “Simandou is one of the largest and best quality iron ore deposits in the world. It has the potential to provide the global market with highly competitive ore for more than 40 years. This estimated $US20 billion project, aiming to develop blocks 3 and 4 of Simandou along with the infrastructure, will boost Guinea’s whole economy and spur our Southern Growth Corridor through mining, agriculture, forestry, livestock and trade. It’s about unlocking our huge potential, supporting our efforts to tackle poverty through jobs creation and economic diversification, and getting more attractive to foreign direct investment”.

Sam Walsh, Rio Tinto Chief Executive said: “Today is an important milestone in the development of this world-class iron ore resource for the benefit of all shareholders and the people of Guinea. I would like to welcome the Government of Guinea as a shareholder and thank the President for his continued commitment to the Project.”

Alan Davies, Chief Executive of Diamonds & Minerals Rio Tinto said: “The signing of the IF is testimony to the commitment of all the partners to progress the Project and is the culmination of years of collaborative and tremendous work. We will now concentrate on progressing the plans for the development of the mine and pulling together the consortium of investors who will finance and develop the infrastructure.”

SUN Zhaoxue-General Manager of Chinalco said: "China and Guinea maintain traditional friendly relations, the two countries are highly economically complementary, Guinea has rich iron ore resources while China is the world's largest iron ore consumer. The signing of Simandou Investment Framework is of great importance, and Chinalco is willing to work with all the partners, to implement respective responsibilities and obligations to achieve earliest first commercial production and full capacity production of the project, which will benefit the State of Guinea and Guinean people."

“This Project is a priority for IFC, given its potential to bring jobs, infrastructure and revenues to Guinea,” said Jin-Yong Cai, IFC Executive Vice President and CEO. “Projects of this scale require strong partnerships. This agreement is a testament to the strong collaboration of the Project partners, including the Government of Guinea, in developing a framework that will bring long-term positive benefits to the country."

Notes to editors

About the Project

The Project is a world-class iron ore mining development located in the south-east of Guinea. The Project partners include the Republic of Guinea (7.5%), Rio Tinto (46.57%), Aluminium Corporation of China (“Chinalco”) (41.3%) and the International Finance Corporation (“IFC”) (4.625%), a member of the World Bank Group. The Project will be the largest combined iron ore mine and infrastructure project ever developed in Africa, with the potential to transform the Guinean economy and transport infrastructure. The project comprises three principal components:

  A high-grade iron ore mine (blocks 3 and 4 of Simandou) of 100 million tons per year at full production;

  A new 650km trans-Guinean multi-user railway to transport iron ore to the Guinean coast;

  A new deep-water multi-user port in the Forécariah prefecture.

About the Investment Framework

The Investment Framework (‘IF”) provides the legal foundation for the Project to move forward. It comprises a set of documents that define the financial and commercial relations between the Project partners.

The IF builds on the 2002 Convention de Base (“CdB”), between Simfer S.A., owner of the mine, and the Republic of Guinea which documented the terms relating to the iron ore mine and the supporting infrastructure.

  The original investment terms were later modified in the 2011 Settlement Agreement (“SA”) to produce an Amended Convention de Base (“ACdB”), which separated the mine and infrastructure projects and committed the project partners to create the IF.

  In the 2013 Letter of Mutual Intent (“LoMI”), the Project partners and the Government of Guinea jointly agreed to look for outside investment from a group of international, world-class investors to build and own the multi-user rail and port infrastructure, with Simfer S.A. as a foundation customer.

  During 2013 and 2014, a working group bringing together all project partners under the aegis of the Republic of Guinea has worked collaboratively to develop the IF.

There are two principal documents that together form the Investment Framework. These are to be ratified by the Guinean National Assembly, at which point they will acquire force of law:

  The Amended Convention de Base (“ACdB”), which provides the framework for the creation and operation of the mine.

  The Build Operate Transfer Convention (“BOT”), which provides the framework for the creation and operation of the rail and port infrastructure.

Key terms of the Investment Framework

The Republic of Guinea becomes an active shareholder of the Simandou South mine

  The Republic of Guinea now has 7.5% ownership of Simfer S.A., the mine owner.

  The Republic of Guinea will have the option to increase this share in Simfer S.A. to 35% over 20 years: an additional 7.5% for free and 20% on a contributing basis (of the 20% - 10% purchased at historical mining cost, that is, the proportionate percentage of Simfer S.A.’s costs in undertaking the mining activities, and 10% purchased at market value).

  As a shareholder of Simfer S.A., the Republic of Guinea will be able to receive dividends and contribute to the company’s commercial strategy during board meetings.

Tax and Customs

A series of legal and fiscal provisions will ease investors’ participation in the Project

  The development of the infrastructure requires support from third party investors. As per the IF, these third parties should fund, build and own it.

  A preferential and stabilised tax and customs regime applies to the Project to provide investment support and facilitate the construction and maintenance of the mine and infrastructure.

The IF ensures significant financial returns for the Republic of Guinea

  A 30% income tax rate will be applicable to Simfer S.A. and to the company owning the Infrastructure (“InfraCo”) following the cessation of the income tax exemption period.

  Royalties will be payable to the Republic of Guinea at 3.5 per cent ‘Free on Board’ (FOB) for all exported ore.

  Contribution to economic development of local communities of 0.25% of annual turnover payable by Simfer SA and InfraCo.

  Project revenues from the Republic of Guinea 7.5% non-contributory holding in Simfer SA, increasing to 35% over 20 years.

Infrastructure

A new rail line through Guinea and Guinean port will be constructed to transport ore from mine to ship.

  The infrastructure will be funded, built, and for 30 years be owned by a new infrastructure company (“InfraCo”), which will be made up of world-class international investors with the financial resources and technical skills to deliver this large and complex project.

  The infrastructure will be transferred to the Republic of Guinea after 30 years.

  A key feature of the IF is the “multi-user” nature of the transport infrastructure, which means it will be accessible to various Guinean commercial and private users, in order to facilitate cross-country mobility for Guinean people, and boost the economy through enabling the transport of goods inside and outside Guinea to global export markets opened up by the port.

  The rail and port will diversify the economy and maximise opportunities in sectors such as horticulture, agriculture, forestry and mining. The multi-user regime within the Investment Framework will allow access to mine producers along the Southern Growth Corridor.

  New “hub towns” such as Forécariah will emerge on the infrastructure route based on provision of services and business generated by the Project.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

About Chinalco

Aluminum Corporation of China (hereinafter referred to as “Chinalco”) is a key state-owned enterprise directly supervised by the central government. It is an international diversified mineral resources company and one of the largest diversified metals and mining companies in China. Chinalco is an industry leader in processing nonferrous minerals. It conducts exploration and mining, processes various mineral resources including bauxite, copper and other metals, and provides engineering and technical services to the mining industry. Headquartered in Beijing, Chinalco and its subsidiaries have operations in 22 provinces in China and 15 overseas offices in 10 countries and regions.

About the IFC

IFC, a member of the World Bank Group, is the largest global development institution focused exclusively on the private sector. We help developing countries achieve sustainable growth by financing investment, mobilizing capital in international financial markets, and providing advisory services to businesses and governments. In FY12, our investments reached an all-time high of more than $20 billion, leveraging the power of the private sector to create jobs, spark innovation, and tackle the world’s most pressing development challenges. For more information, visit www.ifc.org.

Contacts

media.enquiries@riotinto.com

www.riotinto.com

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